MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the financial condition and results of operations is prepared at January 12, 2007 and comments on Peace Arch Entertainment Group Inc.’s, (“Peace Arch”) operations, performance and financial conditions for the three months ended (Q1) November 30, 2006 and 2005. This should be read in conjunction with the Company’s unaudited consolidated financial statements for the first quarter of 2007. We also encourage you to read Peace Arch Entertainment Group Inc.’s MD&A for the year ended August 31, 2006 dated November 27, 2006.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”).  Please refer to note 26 of the consolidated financial statements of the Company for a summary of differences between Canadian and United States (“U.S.”) GAAP.

All dollar amounts are in Canadian dollars unless otherwise indicated.

You will find more information about Peace Arch, including the annual information form for the year ended August 31, 2006 filed on November 29, 2006 and recent financial reports on SEDAR at www.sedar.com.

Forward Looking Statements

Securities law encourages companies to disclose forward looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions. This discussion may contain forward looking statements and are based on our current expectations, estimates and assumptions which are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

ABOUT OUR BUSINESS

A detailed description of our products and services and our objectives and strategy is provided in the Peace Arch Entertainment Group Inc. 2006 MD&A.

Peace Arch Entertainment Group Inc., “Peace Arch” or the “Company”, is an integrated media company that finances, produces, acquires and distributes high quality film and television programming for worldwide markets.

The Company earns revenues from the distribution of newly acquired product and productions, and the distribution of its library. Once a production is completed and delivered, the program is then included in the Company’s library of film and television programs along with acquired programming. Through its internal sales operations, the Company licenses that programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors around the world.

The Company operates in five locations, two in Toronto and one each in Vancouver, Los Angeles and London, England. Peace Arch manages its business in three operating segments: Motion Picture, Television, and Home Entertainment.

Corporate Developments

The Company’s strategy is to expand the way it delivers content to viewers by building its distribution business and focusing on the strength of its brands.  In support of this, the Company is focused on the following:

i)

Building an industry leading sales company through hiring and acquisition;

ii)

Producing a high volume of quality film and television projects, while minimizing project financing risk;

iii)

Accelerating growth by acquiring existing content libraries and compatible distribution capabilities.

During the first quarter the Company made progress on each of the key priorities as follows:

i)

Building an industry leading sales company through hiring and acquisition

•

The highly respected film and television industry executives Mary Herne and Suzanne Barron joined the Company as Executive Vice President, and Senior Vice President, International Television and Home Entertainment.  Both Barron and Herne are responsible for all sales and marketing of original and acquired content to international television licensees and DVD distributors, and are based in Peace Arch’s Los Angeles office.

•

Entered into a business venture agreement with CSC Global Technologies Inc. to launch a digital film distribution subsidiary.  The business venture is intended to capitalize on the demand for delivery of film and television programming via the internet and video on demand. The agreement with CSC enhances Peace Arch’s ability to distribute independent film content worldwide and to offer content and technology support to other digital program providers.

•

Licensed two additional feature films from its Archetype Films division to Genius Products, Inc., one of the leading home entertainment distributors in the United States. The new agreement increases the number of titles to nine, in addition to the acquisition of two animated titles from Amberwood Productions that Genius will distribute for Peace Arch in the U.S. home entertainment market.

ii)

Producing a high volume of quality film and television projects, while minimizing project financing risk

•

During the quarter the Company delivered one film, one made-for-television movie and 10 episodes of two television series, compared to the delivery of one documentary for the same period of the prior year.  The film delivered was “Chapter 27” and the made-for-television movie delivered was “Maneater”.

•

Completed a sale of certain distribution rights excluding North America with Sony Pictures Home Entertainment for the television program series “The Tudors” focusing on the tumultuous years of King Henry VIII’s nearly 40 year reign of England. The mini-series is currently in production to be delivered later during fiscal 2007.

•

Began production of “Animal 2 ”, a sequel to the successful drama “Animal”, which grossed more than $8 million in U.S. DVD revenues in 2005.  Golden Globe® Award-winning actor Ving Rhames reprises his role as the title character in the feature urban drama that is currently filming in Canada.  The Company holds worldwide distribution rights.

•

The film “Delirious” was awarded three prizes in the elite competition section of the 54th San Sebastian International Film Festival in Spain including, “Best Director,” “Best Screenplay,” and the highly coveted “SIGNIS Award.”

•

The Company was invited to premiere two recently completed films, “Chapter 27” and “Delirious” at the prestigious Sundance Film Festival, North America’s top independent movie showcase, to be held this year at the end of January in and around Park City, Utah.

iii)

Accelerating growth by acquiring existing content libraries and compatible distribution capabilities

•

Signed a multi-picture agreement with Corus Entertainment’s Western Canadian pay television service, Movie Central.  Over the next three years, Movie Central will pre-license 24 new titles from Peace Arch, including movies-of-the-week and feature-length productions.

•

Acquired worldwide distribution rights to the thriller “Never Forget” starring Golden Globe® Award-nominated Lou Diamond Phillips in the lead role.

Subsequent to the first quarter, on December 21, 2006, the Company negotiated a settlement of an outstanding legal dispute with Viacom Inc., MTV Networks, and VH1 Music First et al. Viacom agreed to pay US$1.0 million as settlement to the Company’s claim for damages in the original amount of US$2.7 million and consequential damages arising from the failure to honor a contract for the co-financing of the television series “Big Sound”. In addition, the Company entered into a distribution agreement with Viacom for the sale of certain U.S. broadcast rights for the television series “Big Sound”.

On December 21, 2006, the Company completed the acquisition of independent film companies Castle Hill Productions Inc. (“CHP”) and Dream LLC (“Dream”), for a purchase price of US$9 million.   The acquisition was financed through US$8 million cash and US$1 million issuance of Company shares.  The Dream/CHP library of approximately 500 titles represents one of the largest independent film libraries in the world, containing both classic and contemporary motion Pictures. This strategic transaction supports Peace Arch’s goal of revenue growth through U.S. and worldwide distribution, and brings to the Company a proven U.S. distribution and licensing operation with an experienced executive team.

KEY PERFORMANCE INDICATORS

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue  Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. Peace Arch’s revenue streams for the three months ended November 30, 2006 were derived primarily from its three business segments: Motion Picture 40%, Television 10% and Home Entertainment 50% (2005 – 89%, 11% and nil, respectively).

Amortization of investment in film and television programming, other production and home entertainment direct costs   Amortization of investment in film and television programming, production and home entertainment direct costs represents the amortization of the capitalized costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived.  Other production costs include amounts due to third party participants with interests in the performance of the production.  Home Entertainment direct costs consists primarily of duplication, distribution and marketing expenses of video and DVD as well as royalty expenses.

Selling, general and administrative expenses   Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or home entertainment product. These include such costs as employee remuneration, professional fees, regulatory license fees, occupancy costs and overhead costs.  Stock based compensation and warrant costs include the expenses associated with stock options granted to employees during the year, as well as the costs related to warrant issues.  The Company categorizes these expenses as salary, general and administrative expenses.

Earnings (loss) from operations before the undernoted  Earnings (loss) from operations before the undernoted is defined as revenue less expenses.

FINANCIAL RESULTS ANALYSIS

The following table presents summary financial information for Peace Arch’s operating business segments in Q1, 2007 and YTD 2007 compared with Q1, 2006 and YTD 2006, and a reconciliation of earnings (loss) from operations before the undernoted to net earnings (loss) for the periods noted.

(thousands of Canadian dollars except percentages and per share amounts)
(UNAUDITED)	Q1 2007 $	Q1 2006 $	% CHANGE	YTD 2007 $	YTD 2006 $	% CHANGE
Revenues Motion Picture Television Home Entertainment	4,460 1,185 5,685	810 99 -	451 1,097 n.m.	4,460 1,185 5,685	810 99 -	451 1,097 n.m.
	11,330	909	1,146	11,330	909	1,146

Expenses Motion Picture Television Home Entertainment Corporate	4,012 1,097 4,851 701	1,433 166 - 273	180 561 n.m. 157	4,012 1,097 4,851 701	1,433 166 - 273	180 561 n.m. 157
	10,661	1,872	469	10,661	1,872	469

Earnings (loss) from operations before the undernoted Motion Picture Television Home Entertainment Corporate	448 88 834 (701)	(623) (67) - (273)	n.m. n.m. n.m. n.m.	448 88 834 (701)	(623) (67) - (273)	n.m. n.m. n.m. n.m.
	669	(963)	n.m.	669	(963)	n.m.

Interest income Interest expense Gain on sale of asset Foreign exchange gain (loss) Loss on settlement of obligations	260 (577) - (317) (13)	252 (430) 33 409 -		260 (577) - (317) (13)	252 (430) 33 409 -

Earnings (loss) before income taxes	22	(699)		22	(699)

Income tax recovery	64	-		64	-

Net earnings (loss) for the period	86	(699)		86	(699)
Net earnings (loss) per share basic and diluted	0.00	(0.04)		0.00	(0.04)

Earnings (loss) from operations before the undernoted as defined in “Key performance indicators”.

n.m.: not meaningful

First Quarter Results

Revenues for the first quarter were $11.3 million, up significantly from $0.9 million for the same period in the prior year. Motion Picture and Television experienced increases of 451% and 1,097% respectively. Home Entertainment revenues of $5.7 million represented 50% of total revenues in the quarter, and were recognized from the acquisition of kaBOOM! Entertainment Inc. in the second quarter of 2006.

Operating expenses, defined as amortization of investment in film and television programming and other production costs, home entertainment direct costs, selling, general and administration and other amortization,  of $10.7 million were up 469% from $1.9 million in the same period last year and are consistent with the increase in revenues.

Earnings from operations before the undernoted was $669,000 compared to a loss of $(963,000) for the same period in the prior year.  Earnings (loss) from operations excludes interest and other gains or losses not attributable to operations.  All three operating segments reported earnings from operations during the first quarter. Motion Picture and Television segments reported earnings of $448,000 and $88,000 respectively, compared to losses of $(623,000) and $(67,000) in the same period last year. Home Entertainment showed earnings of $834,000 during the three months ended November 30, 2006. The profitability in the first quarter is driven by the higher revenue volumes and the Company’s strategy of growth with a focus on distribution. Corporate expenses were $701,000 during the three months ended November 30, 2006 compared to $273,000 last year, representing the additional infrastructure required for the growing business.

Motion Picture

Motion Picture revenues for the three months ended were $4.5 million, up 451% from prior year.  The higher revenues resulted from the Company’s focus on distribution activities and the strategy to expand its distribution channel with a variety of new programming. The Company is currently in production of “Animal 2 ”, a sequel to the successful feature film drama “Animal ”.

Operating expenses for the three months ended were $4.0 million, up 180% from last year, primarily driven by higher amortization of investment in film and television programming and selling, general and administration expenses from enhanced marketing and sales activities consistent with the higher revenue volumes.

Segment earnings were $448,000 for the three months ended, compared to a loss of $(623,000) for the same period last year. Earnings in the current period were driven by the higher revenues and shift from production to distribution activities.

Television

Television revenues for the three months ended were $1.2 million, up 1,097% over the same period of the prior year. This significant increase is due to the delivery of 10 episodes of two television series and one made for television movie during the quarter, compared to one documentary delivered in the same period last year. The Company is currently in production of a 10 hour dramatic mini-series “The Tudors” focusing on the tumultuous years of King Henry VIII’s nearly forty year reign of England which is expected to be delivered later in fiscal 2007.

Operating expenses for the three months ended were $1.1 million, an increase of 561% from prior year, driven by higher amortization of investment in film and television programming and selling, general and administration expenses consistent with the significant increase in revenues.

Segment earnings were $88,000 for the three months ended, compared to a loss of $(67,000) the prior year.

Home Entertainment

Home Entertainment revenues of $5.7 million in the first quarter fiscal 2007 represent three months of revenues recognized from the acquisition kaBOOM! Entertainment Inc. in the second quarter of 2006.  Revenues in the quarter were strong driven by the pre-Christmas selling period.

Operating expenses for the three months ended were $4.9 million, representing three months of DVD duplication, other direct costs and overhead costs associated with home entertainment revenues.

Segment earnings were $834,000 for the period.  The Company acquired kaBOOM in January 2006 as part of the Company’s strategy to diversify operations by selling directly to video and DVD retailers.

Corporate

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions.  Corporate overhead in the three months ended November 30, 2006 was $701,000, up from $273,000 in the same period of the prior year.  The increase is primarily a result of additional support required for organic growth and the acquisition of kaBOOM!.

Interest Income

Interest income increased to $260,000 for the three months ended November 30, 2006, compared to $252,000 for the same period in the prior year.  The largest component is interest revenue earned on the Restricted Term Deposit of $255,000 compared to $251,000 for the same period in the prior year.  This interest revenue was offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense

Interest expense for the period was $577,000 up from $430,000 in the same period in the prior year primarily due to the increase in production loans from $29.8 million to $35.7 million.

In the first quarter fiscal 2007, $342,000 of interest on indebtedness relating to production of film and television programming was capitalized. In the first quarter fiscal 2006, $44,000 of interest on indebtedness relating to production of film and television programming was capitalized. Interest component may vary each period depending on the dollar value of production during the period and the timing of production commencement and delivery during the period.

Income Tax Recovery

Intangible assets and goodwill that arose in the kaBOOM! acquisition resulted in a future income tax liability represented by the tax effect of the temporary timing differences between the tax and accounting treatment related to the amortization of intangible assets and goodwill.  Amortization of the intangible assets during the three months ended November 30, 2006 resulted in a partial reversal of the temporary timing differences and an income tax recovery of $64,000.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following tables set forth certain unaudited data from the consolidated statements of earnings (loss) for each of the eight most recent quarters ended November 30, 2006. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited financial statements for the year ended August 31, 2006.

(thousands of Canadian dollars except per share amounts)	Revenues	Net earnings (loss)	Earnings (loss) per share
			Basic	Diluted
2007
1st Qtr.	11,330	86	0.00	0.00

2006
4th Qtr. 3rd Qtr. 2nd Qtr. 1st Qtr.	7,864 8,824 3,661 909	(2,239) (441) (741) (699)	(0.08) (0.02) (0.04) (0.04)	(0.08) (0.02) (0.04) (0.04)

2005
4th Qtr. 3rd Qtr. (restated) 2nd Qtr. (restated)	1,652 4,291 1,706	(198) 1,967 263	(0.01) 0.10 0.02	(0.01) 0.10 0.01

Seasonal Fluctuations

Results of operations for any period are dependent on the number, timing and commercial success of motion pictures and television programs delivered or made available to various media, none of which can be predicted with certainty. Home Entertainment results of operations are impacted by strong sales in the Christmas season during Q1 and Q2.  Consequently, results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

Significant items causing variations in quarterly results

Quarterly net earnings (loss) have varied due to one time events that occurred during the second and third quarter of fiscal 2005 arising from the recognition of a one time $0.8 million gain and $1.3 million gain respectively, on the settlement of obligations.

Restatements

During the year ended August 31, 2005, the Company identified a required revision to its second quarter February 28, 2005 financial statements related to its accounting treatment of a complex arrangement with one of its content providers for a project. It was determined that the arrangement was in the nature of a co-financing relationship where both parties contributed financially to the production.  Under GAAP, the co-financier’s contribution to the project is considered a reduction of the film’s negative costs.  Previously, the co-financier’s contribution to the production was recognized as revenue by the Company from sale of rights.  The cost of the Company’s investment in its film assets is similarly reduced.

The adjustment to the February 28, 2005 quarter was a reversal of $6.1 million in revenues and $5.7 million in amortization resulting in an increase of net loss of $0.4 million.

The Company identified a required revision to its February 28, 2005 financial statements related to the valuation of its obligation to issue shares.  It was determined that the price of the company’s stock on the settlement date should be used to value the obligation to issue shares at February 28, 2005.  The adjustment to the February 28, 2005 quarter is a gain on the revaluation and settlement of obligation of $762,000 and to the May 31, 2005 quarter a reduction on the gain on settlement of obligations of $762,000.

The preceding table reflects the revised February 28, 2005, and May 31, 2005 quarterly results of operations.

LIQUIDITY AND CAPITAL RESOURCES

The nature of the business is such that significant expenditures are required to produce, acquire and promote television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. The Company has historically financed its capital requirements through various bank and other financial institution loans, vendor financing arrangements, loans from related parties as well as through the issuance of shares and warrants.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate, sales infrastructure and through acquisitions and requires additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.

As at November 30, 2006, the Company had cash or cash equivalents available of $3.6 million compared to $519,000 in 2005 and had drawn $1.5 million on its $2.5 million bank credit facility.

Cash Flows from Operating Activities

During the period, $3.6 million was used by operating activities, compared to $2.7 million used by operating activities in the same period of the prior year.  The increase in cash flows used from operations for the three months ended November 30, 2006 was due primarily to the increase in investment in film and television programming.

Cash Flows from Investing Activities

During the period, cash flows used from investing activities were $48,000, compared with $32,000 used in the same period in 2005, representing property and equipment purchases.

Cash Flows from Financing Activities

During the three months ended November 30, 2006, cash flows from financing activities were $6.0 million compared to $1.9 million for the same period in 2005. The Company issued $15.1 million and repaid $9.2 million of production loans in the period, compared to $6.4 million and $4.5 million in the same period last year. During the first quarter the Company issued preferred shares in the amount of $277,000, (2005 - $nil) common shares in the amount of $123,000, (2005 - $nil) as well as repaid the bank credit facility in the amount of $278,000, (2005 - $nil).

Capital Structure   During the first quarter, the following capital transactions occurred:

Capital Stock

i)

On September 1, 2006, the Company returned 121,000 shares to treasury from escrow, the

balance of the shares originally reserved for issuance to the Comerica Bank of California as per   their conversion agreement.

ii)

On October 24, 2006, the Company issued 71,318 common shares in settlement of $71,000 of

dividends payable to certain preferred shareholders. The value of the shares issued to settle   the liability was $84,000 and therefore the Company recorded a loss on settlement of the   dividends of $13,000.

iii)

On November 17, 2006, the Company issued 200,000 Common Shares upon the exercise of

200,000 Common Share purchase warrants.  The warrants were exercised at a price of   US$0.54 per share for proceeds of US$108,000.

Series I and II Preference Share Purchase Warrants

During the three months ended November 30, 2006, the Company recorded dividends of $100,000 (2005 - $59,000) in respect of the Series I Preference Shares and the Series II Preference shares being 10% of their face value of US$3,580,965 (August 31, 2006 – US$3,330,965).

i)

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of US$250,000.

ii)

An amount of $164,000 (2005 – $nil), representing the value of Series II Preference Share warrants and the Common Share warrants exercised during the three months ended November 30, 2006 was transferred to the cost of the issued Series II Preference Shares and Common Shares.

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

Common Share Purchase Warrants

On November 17, 2006, 200,000 Common Share warrants were exercised at a price of US$0.54 per share for proceeds of US$108,000.

OFF BALANCE SHEET ARRANGEMENTS

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At November 30, 2006, the total amount of such unpaid loans was approximately $219,000 (August 31, 2006 - $223,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

The Company has entered into financings with a Canadian limited partnership, which provides security for bank loans provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs. The limited partnership guarantee is secured by the Company by certain distribution rights relating to each project. In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

Please refer to Note 22 “Commitments and Contingencies” of the November 30, 2006 consolidated financial statements for further details of off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties and having normal trade terms.

During the first quarter, the following transactions occurred:

i)

During the three months ended November 30, 2006 the Company paid $47,000 (2005 - $nil) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

ii)

During the three months ended November 30, 2006 the Company incurred interest of $123,000 (2005 - $nil) in respect of a $2,740,000 loan from a company controlled by a director and a member of the company’s senior management. The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. The loan is due on December 1, 2007. The interest is included in interest expense in the statement of earnings of the consolidated financial statements.

iii)

As at November 30, 2006, included in production loans was $50,000 (August 31, 2006 - $nil) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production. The loan is due on demand and is interest free.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares without par value.  At January 12, 2006 the Company had 32,356,714 Common Shares outstanding (excluding 222,689 shares in escrow).

The Company is authorized to issue an unlimited number of Preference Shares, issuable in series without par value.  At January 12, 2006 the Company had 4,347,827 Series I Preference Shares and 3,161,929 Series II Preference Shares and 1,185,898 Series II Preference Share warrants issued and outstanding.

The Company has 6,217,466 Common Shares reserved for issuance pursuant to the current stock option plan.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2006.

ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to Canadian GAAP. See note 2 to the consolidated financial statements for more information about the accounting principles used to prepare the financial statements.

There have not been any significant changes in accounting standards or our accounting policies or key estimates and assumptions that management has made under these principles.  Their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the Management Discussion and Analysis for the year ended August 31, 2006 filed on SEDAR on November 29, 2006.

FINANCIAL INSTRUMENTS

As at November 30, 2006 and August 31, 2006, the Company’s financial instruments included cash and cash equivalents, restricted term deposits, accounts and other receivables, revolving credit facility, production loans, revenue guarantee obligation, obligation to issue shares and accounts payable and accrued liabilities. The carrying values of the restricted term deposits and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at November 30, 2006. The carrying value of the obligation to issue shares reflects fair value as it is reported at the fair value of the shares at November 30, 2006. The carrying value of the remaining financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits, which are receivable over a period of up to two years.

The Company expects to recover the carrying value of these tax credits and as such has not written them down to fair market value.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls as required by Multilateral Instrument 52-109 issued by the Canadian Securities administrators.

The Company’s Chief Executive Officer and Chief Financial Officer, with the aid of Management, have designed disclosure controls and procedures, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities particularly during the period in which the annual filings are being prepared. Management has also designed internal controls over financial reporting to provide reasonable assurance regarding reliability of financial reporting and preparation of the financial statements for the year ended August 31, 2006 in accordance with Multilateral Instrument 52-109.  There have been no changes to the Company’s disclosure controls and procedures or to the Company’s internal controls over financial reporting that occurred during the preceding quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures in place as at August 31, 2006 and have concluded that the Company’s disclosure controls and procedures were adequate and effective with the following exception.  It was determined at August 31, 2006 additional internal review procedures were necessary to provide reasonable assurance of the reliability of the accounts of certain subsidiary companies.  Management is implementing control procedures to correct this deficiency.

The Company is rapidly growing by incorporating new subsidiaries and acquiring new companies.  From time to time there may be deficiencies in the design of disclosure controls and procedures relating to newly acquired or incorporated subsidiaries.  Given the ongoing increase in size and capacity of operations, management is continually re-evaluating the current system and implementing the appropriate changes to the current controls and procedures to address the needs of a larger organization.

There have not been significant changes in disclosure controls and procedures from those described in the Management Discussion and Analysis for the year ended August 31, 2006 filed on SEDAR on November 29, 2006.